U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[x] Check this box if no longer                 Filed pursuant to Section 16(a) of the Securities Exchange
    subject to Section 16. Form 4                   Act of 1934, Section 17(a) of the Public Utility
    or Form 5 obligations may      Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
    continue. See Instruction
    1(b).

   (Print or Type Responses)
------------------------------------------------------------------------------------------------------------------------------------
1. Name and Address of          2. Issuer Name and Ticker or Trading Symbol          6.Relationship of Reporting Persons to Issuer
   Reporting Person*                                                                                        (Check all applicable)
   Goelet, LLC(2)                  Pogo Producing Company (PPP)
                                                                                         ___ Director        ___ 10% Owner
--------------------------------------------------------------------------------         ___ Officer (give    X  Other (specify
(Last)   (First)     (Middle)   3. IRS or Social       4. Statement for                              title   ---        below)
                                   Security Number of     Month/Year: March 2002                     below)
                                   Reporting Person
                                   (Voluntary)
                                                                                                              (Reporting persons
                                                                                                             are no longer 10%
                                                                                                                holders)
425 Park Avenue, 28th Floor


--------------------------------                       -----------------------------------------------------------------------------
    (Street)                                           5.  If Amendment, Date of      7.  Individual or Joint/Group Filing (Check
                                                           Original (Month/Year)          Applicable Line)
                                                                                            Form filed by One Reporting Person
                                                                                       -----
New York, New York 10022                                                                 X  Form filed by More than One Reporting
                                                                                       ---- Person
------------------------------------------------------------------------------------------------------------------------------------

(City)      (State)        (Zip)         Table I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
                                                                                      5. Amount of    6. Owner-     7.  Nature
1.Title of Security             2. Trans-  3.Transac-    4. Securities Acquired (A)      Securities      ship           of
  (Instr. 3)                       action    tion Code      or Disposed of (D)           Beneficially    Form:          Indirect
                                   Date      (Instr. 8)     (Instr. 3, 4 and 5)          Owned at        Direct         Bene-
                                                                                         End of          (D) or         ficial
                                (Month/                                                  Month           Indirect       Owner-
                                Day/        Code  V        Amount  (A) or   Price       (Instr. 3        (I)            ship
                                Year)                              (D)                   and 4)          (Instr.4)      (Instr. 4)
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock (1)                2/5 -        S            1,000,000  D     $25.66 (3)   5,154,948 (4)      D (4)          (4)
                                3/6/02
-----------------------------------------------------------------------------------------------------------------------------------

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
-----------------------------------------------------------------------------------------------------------------------------------
*  If the form is filed by more than one reporting person, see Instruction 4(b)(v).


                                                                                                                       Page 1 of 29

                                  Page 2 of 29



FORM 4 (continued)         TABLE II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                (e.g., puts, calls, warrants, options, convertible securities)

1.  Title of  2. Conver-  3. Trans-  4. Trans-  5. Number of  6. Date Exer-  7. Title and  8.Price  9. Number  10.Owner- 11. Na-
    Deriva-      sion or     action     action     Derivative    cisable and    Amount of    of        of De-     ship       ture
    tive         Exercise    Date       Code       Securities    Expiration     Under-       Deriv-    rivative   Form       of In-
    Security     Price       (Month/    (Instr.    Acquired      Date (Month/   lying        ative     Securi-    of         direct
    (Instr. 3)   of           Day/      8)         (A) or        Day/Year)      Securities   Secur-    ties       Deriva-    Bene-
                 Deri-        Year)                Disposed of                  (Instr. 3    ity       Benefi-    tive Se-   ficial
                 vative                            (D) (Instr.                  and 4)     (Instr. 5)  cially     curity:    Own-
                 Security                          3, 4 and 5)                                         Owned at   Direct     ership
                                                                                                       End of     (D) or    (Instr.
                                                                                                       Month      Indirect   4)
                                                                                                      (Instr. 4)  (I)
                                                                                                                  (Instr.
                                                                                                                  4)

                                        Code   V    (A)  (D)   Date  Expira-  Title  Amount or
                                                               Exer- tion            Number of
                                                               cis-  Date            Shares
                                                               able

Explanation of Responses:

(1) The class of equity securities to which this joint statement on Form 4 relates is the common stock, par value $1.00 per share (the "Shares") of Pogo Producing Company, a Delaware corporation ("Pogo") with its principal executive offices at 5 Greenway Plaza, Suite 2700, Houston, Texas 77046.


(2) This statement is filed on behalf of the group of former shareholders of NORIC Corporation, a New York corporation ("NORIC"), consisting of certain trusts for the benefit of the descendants of Robert Walton Goelet, the trustees of these trusts, as well as Arthur Field and Gilbert Kerlin, all listed below (collectively, the "Group"). If no address is given, the person's business address is c/o Goelet, LLC, 425 Park Avenue, 28th floor, New York, New York 10022.

     Members of the Group sold a total of 1,000,000 shares of Pogo Common Stock in market transactions through a broker-dealer from February 5, 2002 to March 6, 2002. In the aggregate, the Group now beneficially owns 5,154,948 Shares.

     Robert G. Goelet, Philip Goelet, Edmond de La Haye Jousselin, John H. Manice and Pamela Manice are trustees of the following trusts for the benefit of Beatrice G. Manice: (i) Trust under Agreement dated August 26, 1930, (ii) Trust under Agreement dated July 27, 1935, and (iii) Trust under the Will of Robert Walton Goelet.

     Alexandra C. Goelet, Philip Goelet and Edmond de La Haye Jousselin are trustees of the following trusts for the benefit of Robert G. Goelet: (i) Trust under Agreement dated August 26, 1930, and (ii) Trust under the Will of Robert Walton Goelet. In addition, Robert G. Goelet is a trustee of the trust under the Will of Robert Walton Goelet for the benefit of Robert G. Goelet.

     Alexandra C. Goelet, Philip Goelet, Edmond de La Haye Jousselin, Alexandra Gardiner Goelet and Robert Gardiner Goelet are trustees under the trust dated July 27, 1935 for the benefit of Robert G. Goelet.

     Robert G. Goelet, Philip Goelet and Edmond de La Haye Jousselin are trustees of the trust under Agreement dated July 27, 1935 for the benefit of Francis Goelet.

     Robert G. Goelet, Christopher Goelet, Philip Goelet, Edmond de La Haye Jousselin and Robert S. Rich are trustees of the following trusts for the benefit of John Goelet: (i) Trust under Agreement dated December 18, 1931,
     (ii) Trust under Agreement dated July 27, 1935 and (iii) Trust under the Will of Robert Walton Goelet.

     Henrietta Goelet and Robert S. Rich are trustees of the trust under Agreement dated December 17, 1976 for the benefit of grandchildren of John Goelet.

     Amelia M. Berkowitz, Robert G. Goelet, Philip Goelet and Edmond de La Haye Jousselin are trustees of the trust under Agreement dated September 4, 1980 for the benefit of Anne de La Haye Jousselin.

     John H. Manice's business address is c/o Strategen, LLC, 405 Park Avenue, Suite 1701, New York, NY 10022.

     Robert G. Manice's business address is 305 Newbury Street, Boston, MA
     02116.

     Philip Goelet's business address is c/o Red Abbey, LLC, 2330 West Joppa Road, Suite 330, Lutherville, MD 21093.

     Christopher Goelet's business address is c/o Red Abbey, LLC, 2330 West Joppa Road, Suite 330, Lutherville, MD 21093.

     Gilbert Kerlin's business address is c/o Shearman & Sterling, 599 Lexington Avenue, New York, NY 10022.

     Arthur N. Field's business address is c/o GxG Management, LLC, 444 Madison Avenue, 19th Floor,

     New York, NY 10022.

     Edmond de La Haye Jousselin's business address is c/o 55 Rue de La Boetie, Paris 75008, France.

     Robert S. Rich's business address is c/o The Antelope Company, 555 Seventeenth Street, Suite 2400, Denver, CO 80202.

     The business address of Goelet, LLC is 425 Park Avenue, 28th floor, New York, NY 10022.

     Alexandra Gardiner Goelet's business address is c/o JP Morgan Chase & Co., 270 Park Avenue, New York, NY 10017.

(3) $25.66 is the weighted average per Share sale price in the sales of Shares reported herein. The numbers of Shares sold by each member of the Group, the weighted average sales price per Share for sales by such Group member and the number of Shares held by each such Group member after giving effect to those sales are as set forth in Schedule I attached hereto.

(4)  The Trust under Agreement dated August 26, 1930 for the benefit of Beatrice
     G. Manice is the direct beneficial owner of 697,047 Shares.

     The Trust under Agreement dated July 27, 1935 for the benefit of Beatrice
     G. Manice is the direct beneficial owner of 224,051 Shares.

     The Trust under the Will of Robert Walton Goelet for the benefit of Beatrice G. Manice is the direct beneficial owner of 149,367 Shares.

     The Trust under Agreement dated August 26, 1930 for the benefit of Robert
     G. Goelet is the direct beneficial owner of 1,005,270 Shares.

     The Trust under Agreement dated July 27, 1935 for the benefit of Robert G. Goelet is the direct beneficial owner of 323,123 Shares.

     The Trust under the Will of Robert Walton Goelet for the benefit of Robert
     G. Goelet is the direct beneficial owner of 323,122 Shares.

     The Trust under Agreement dated July 27, 1935 for the benefit of Francis Goelet is the direct beneficial owner of 224,051 Shares.

     The Trust under Agreement dated December 18, 1931 for the benefit of John Goelet is the direct beneficial owner of 388,738 Shares.

     The Trust under Agreement dated December 17, 1976 for the benefit of grandchildren of John Goelet is the direct beneficial owner of 67,237 Shares.

     The Trust under Agreement dated July 27, 1935 for the benefit of John Goelet is the direct beneficial owner of 166,602 Shares.

     The Trust under the Will of Robert Walton Goelet for the benefit of John Goelet is the direct beneficial owner of 178,835 Shares.

     The Trust under the Agreement dated December 4, 1980 for the benefit of Anne de La Haye Jousselin is the direct beneficial owner of 46,774 Shares.

     RGG Limited Partnership is the direct beneficial owner of 385,637 Shares.

     Robert G. Goelet beneficially owns 0 Shares directly, 439,491 Shares through the RGG Limited Partnership, a Delaware limited partnership, and the following number of Shares indirectly as trustee of the following trusts: (a) the Trust under Agreement dated August 26, 1930 for the benefit of Beatrice G. Manice (697,047 Shares); (b) the Trust under Agreement dated July 27, 1935 for the benefit of Beatrice G. Manice (224,051 Shares); (c) the Trust under the Will of Robert Walton Goelet for the benefit of Beatrice G. Manice (149,367 Shares); (d) the Trust under Agreement dated July 27, 1935 for the benefit of Francis Goelet (224,051 Shares); (e) the Trust under Agreement dated December 18, 1931 for the benefit of John Goelet (388,738 Shares); (f) the Trust under Agreement dated July 27, 1935 for the benefit of John Goelet (166,602 Shares); (g) the Trust under the Will of Robert Walton Goelet for the benefit of John Goelet (178,835 Shares); and (h) the Trust under Agreement dated September 4, 1980 for the benefit of Anne de La Haye Jousselin (46,774 Shares).

     John H. Manice beneficially owns 24,482 Shares directly and the following number of Shares indirectly as trustee of the following trusts: (a) Trust under Agreement dated August 26, 1930 for the benefit of Beatrice G. Manice (697,047 Shares); (b) the Trust under Agreement dated July 27, 1935 for the benefit of Beatrice G. Manice (224,051 Shares); and (c) the Trust under the Will of Robert Walton Goelet for the benefit of Beatrice G. Manice (149,367 Shares).

     Robert G. Manice beneficially owns 8,697 Shares directly and 2,589 Shares indirectly as custodian for his minor children, Henry W. Manice, Emily P. Manice and Harriet W. Manice under the New

     York Uniform Transfers to Minors Act.

     Amelia M. Berkowitz beneficially owns 22,060 Shares directly and 46,774 Shares indirectly as trustee of the Trust under Agreement dated September 4, 1980, as amended, for the benefit of Anne de la Haye Jousselin.

     Alexandra Gardiner Goelet beneficially owns 0 Shares directly and 323,123 Shares indirectly as trustee of the Trust under Agreement dated July 27, 1935 for the benefit of Robert G. Goelet.

     Robert Gardiner Goelet beneficially owns 0 Shares directly and 323,123 Shares indirectly as trustee of the Trust under Agreement dated July 27, 1935 for the benefit of Robert G. Goelet.

     Pamela Manice beneficially owns 24,299 Shares directly and the following number of Shares indirectly as trustee of the following trusts: (a) the Trust under Agreement dated August 26, 1930 for the benefit of Beatrice G. Manice (697,047 Shares); (b) the Trust under Agreement dated July 27, 1935 for the benefit of Beatrice G. Manice (224,051 Shares); and (c) the Trust under the Will of Robert Walton Goelet for the benefit of Beatrice G. Manice (149,367 Shares).

     Phillip Goelet beneficially owns 42,298 Shares directly and the following number of Shares indirectly as trustee of the following trusts: (a) the Trust under Agreement dated December 18, 1931 for the benefit of John Goelet (388,738 Shares); (b) the Trust under Agreement dated July 27, 1935 for the benefit of John Goelet (166,602 Shares); (c) the Trust under the Will of Robert Walton Goelet for the benefit of John Goelet (178,835 Shares); (d) the Trust under Agreement dated August 26, 1930 for the benefit of Beatrice G. Manice (697,047 Shares); (e) the Trust under Agreement dated July 27, 1935 for the benefit of Beatrice G. Manice (224,051 Shares); (f) the Trust under the Will of Robert Walton Goelet for the benefit of Beatrice G. Manice (149,367 Shares); (g) the Trust under Agreement dated August 26, 1930 for the benefit of Robert G. Goelet (1,005,270 Shares); (h) the Trust under Agreement dated July 27, 1935 for the benefit of Robert G. Goelet (323,123 Shares); (i) the Trust under the Will of Robert Walton Goelet for the benefit of Robert G. Goelet (323,122 Shares); (j) the Trust under Agreement dated July 27, 1935 for the benefit of Francis Goelet (244,051 Shares); and (k) the Trust under Agreement dated September 4, 1980, as amended, for the benefit of Anne de La Haye Jousselin (46,774 Shares).

     Christopher Goelet beneficially owns 41,155 Shares directly and the following number of Shares indirectly as trustee of the following trusts:
     (a) the Trust under Agreement dated December 18, 1931 for the benefit of John Goelet (388,738 Shares); (b) the Trust under Agreement dated July 27, 1935 for the benefit of John Goelet (166,602 Shares); and (c) the Trust under the Will of Robert Walton Goelet for the benefit of John Goelet (178,835 Shares).

     Alexandra C. Goelet beneficially owns 0 Shares directly and the following number of Shares indirectly as trustee of the following trusts: (a) the Trust under Agreement dated August 26, 1930 for the benefit of Robert G. Goelet (1,005,270 Shares); (b) the Trust under Agreement dated July 27, 1935 for the benefit of Robert G. Goelet (323,123 Shares); and (c) the Trust under the Will of Robert Walton Goelet for the benefit of Robert G. Goelet (323,122 Shares).

     Henrietta Goelet beneficially owns 67,237 Shares indirectly by herself as trustee of the Trust under Agreement dated December 17, 1976 for the benefit of grandchildren of John Goelet.

     Edmond de La Haye Jousselin beneficially owns 0 Shares directly and the following number of Shares indirectly as trustee of the following trusts:
     (a) the Trust under Agreement dated December 18, 1931 for the benefit of John Goelet (388,738 Shares); (b) the Trust under Agreement dated July 27, 1935 for the benefit of John Goelet (166,602 Shares); (c) the Trust under the Will of Robert Walton Goelet for the benefit of John Goelet (178,835 Shares); (d) the Trust under Agreement dated August 26, 1930 for the benefit of Beatrice G. Manice (697,047 Shares); (e) the Trust under Agreement dated July 27, 1935 for the benefit of Beatrice G. Manice (244,051 Shares); (f) the Trust under the Will of Robert Walton Goelet for the benefit of Beatrice G. Manice (149,367 Shares); (g) the Trust under Agreement dated August 26, 1930 for the benefit of Robert G. Goelet (1,005,270 Shares); (h) the Trust under Agreement dated July 27, 1935 for the benefit of Robert G. Goelet (323,123 Shares); (i) the Trust under the Will of Robert Walton Goelet for the benefit of Robert G. Goelet (323,122 Shares); (j) the Trust under Agreement dated July 27, 1935 for the benefit of

     Francis Goelet (224,051 Shares); and (k) the Trust under Agreement dated September 4, 1980, as amended, for the benefit of Anne de La Haye Jousselin (46,774 Shares).

     Gilbert Kerlin beneficially owns 747,546 Shares directly.

     Arthur N. Field beneficially owns 8,114 Shares directly.

     Robert S. Rich owns 0 Shares directly and the following number of Shares indirectly as trustee of the following trusts: (a) Trust under Agreement dated December 18, 1931 for the benefit of John Goelet (388,738 Shares);
     (b) Trust under Agreement dated July 27, 1935 for the benefit of John Goelet (166,602 Shares); (c) Trust under will of Robert Walton Goelet for the benefit of John Goelet (178,835 Shares); and (d) Trust under Agreement dated December 17, 1976 for the benefit of grandchildren of John Goelet (67,237 Shares).

     The filing of this Form 4 shall not be deemed as an admission that the members of the Group, for the purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or otherwise, are the beneficial owners of the Shares reported by them under this Form 4, and accordingly, they disclaim beneficial ownership of the following Shares:

     (a) the Trust under Agreement dated August 26, 1930 for the benefit of Beatrice G. Manice disclaims beneficial ownership of 4,457,901 Shares,

     (b) the Trust under Agreement dated July 27, 1935 for the benefit of Beatrice G. Manice disclaims beneficial ownership of 4,930,897 Shares,

     (c) the Trust under the Will of Robert Walton Goelet for the benefit of Beatrice G. Manice disclaims beneficial ownership of 5,005,581 Shares,

     (d) the Trust under Agreement dated August 26, 1930 for the benefit of Robert G. Goelet disclaims beneficial ownership of 4,149,678 Shares,

     (e) the Trust under Agreement dated July 27, 1935 for the benefit of Robert
     G. Goelet disclaims beneficial ownership of 4,831,825 Shares,

     (f) the Trust under the Will of Robert Walton Goelet for the benefit of Robert G. Goelet disclaims beneficial ownership of 4,831,826 Shares,

     (g) the Trust under Agreement dated July 27, 1935 for the benefit of Francis Goelet disclaims beneficial ownership of 4,930,897 Shares,

     (h) the Trust under Agreement dated December 18, 1931 for the benefit of John Goelet disclaims beneficial ownership of 4,766,210 Shares,

     (i) the Trust under Agreement dated December 17, 1976 for the benefit of grandchildren of John Goelet disclaims beneficial ownership of 5,087,711 Shares,

     (j) the Trust under Agreement dated July 27, 1935 for the benefit of John Goelet disclaims beneficial ownership of 4,988,246 Shares,

     (k) the Trust under the Will of Robert Walton Goelet for the benefit of John Goelet disclaims beneficial ownership of 4,976,113 Shares,

     (l) the Trust under Agreement dated September 4, 1980 for the benefit of Anne de La Haye Jousselin disclaims beneficial ownership of 5,108,174 Shares,

     (m) Robert G. Goelet disclaims beneficial ownership of 4,715,457 Shares,

     (n) John H. Manice disclaims beneficial ownership of 5,130,466 Shares,

     (o) Robert G. Manice disclaims beneficial ownership of 5,146,251 Shares (the Shares beneficially owned by Robert G. Manice also include 2,589 Shares held by him as custodian for his three minor children under the New York Uniform Transfers to Minors Act),

     (p) Amelia M. Berkowitz disclaims beneficial ownership of 5,132,888 Shares,

     (q) Pamela Manice disclaims beneficial ownership of 5,130,649 Shares,

     (r) Philip Goelet disclaims beneficial ownership of 5,112,650 Shares,

     (s) Christopher Goelet disclaims beneficial ownership of 5,113,793 Shares,

     (t) Gilbert Kerlin disclaims beneficial ownership of 4,407,402 Shares,

     (u) Arthur N. Field disclaims beneficial ownership of 5,146,834 Shares,

     (v) Alexandra Gardiner Goelet disclaims beneficial ownership of 5,154,948 Shares,

     (w) Henrietta Goelet disclaims beneficial ownership of 5,154,948 Shares,

     (x) Edmond de La Haye Jousselin disclaims beneficial ownership of 5,154,948 Shares,

     (y) Robert S. Rich disclaims beneficial ownership of 5,154,948 Shares,

     (z) RGG Limited Partnership disclaims beneficial ownership of 4,715,457 Shares,

     (aa) Goelet, LLC disclaims beneficial ownership of all 5,154,948 Shares,

     (bb) Robert Gardiner Goelet disclaims beneficial ownership of 5,154,948 Shares, and

     (cc) Alexandra C. Goelet disclaims beneficial ownership of 5,154,948
     Shares.




April 8, 2002

                                               ROBERT G. GOELET



                                            /s/ Robert G. Goelet*
                                           --------------------------------
                                            As Trustee of (a) the Trust u/a
                                            dated August 26, 1930 f/b/o
                                            Beatrice G. Manice; (b) the Trust
                                            u/a dated July 27, 1935 f/b/o
                                            Beatrice G. Manice; (c) the Trust
                                            u/w of Robert Walton Goelet f/b/o
                                            Beatrice G. Manice; (d) the Trust
                                            u/w of Robert Walton Goelet f/b/o
                                            Robert G. Goelet; (e) the Trust
                                            u/a dated July 27, 1935 f/b/o
                                            Francis Goelet; (f) the Trust
                                            u/a dated December 18, 1931
                                            f/b/o John Goelet; (g) the Trust
                                            u/a dated July 27, 1935 f/b/o
                                            John Goelet; (h) the Trust
                                            u/w of Robert Walton Goelet f/b/o
                                            John Goelet; and (i) the Trust u/a
                                            dated September 4, 1980, as amended,
                                            f/b/o Anne de La Haye Jousselin

                                            JOHN H. MANICE



                                             /s/ John H. Manice*
                                            -----------------------
                                            Individually, and as Trustee of (a)
                                            the Trust u/a dated August 26, 1930
                                            f/b/o Beatrice G. Manice; (b) the
                                            Trust u/a dated July 27, 1935 f/b/o
                                            Beatrice G. Manice; and (c) the
                                            Trust u/w of Robert Walton Goelet
                                            f/b/o Beatrice G. Manice

                                            ROBERT G. MANICE



                                               /s/ Robert G. Manice*
                                             ----------------------------

                                             Individually, and as custodian for
                                             Henry W. Manice, Emily P. Manice
                                             and Harriet W. Manice under the New
                                             York Uniform Transfers to Minors
                                             Act

                                            AMELIA M. BERKOWITZ



                                                /s/ Amelia M. Berkowitz*
                                            ----------------------------
                                            Individually and as Trustee of the
                                            Trust u/a dated September 4, 1980,
                                            as amended, f/b/o Anne de La Haye
                                            Jousselin

                                            PAMELA MANICE



                                             /s/ Pamela Manice*
                                            ------------------------------
                                            Individually and as Trustee of (a)
                                            the Trust u/a dated August 26, 1930
                                            f/b/o Beatrice G. Manice; (b) the
                                            Trust u/a dated July 27, 1935 f/b/o
                                            Beatrice G. Manice; and (c) the
                                            Trust u/w of Robert Walton Goelet
                                            f/b/o Beatrice G. Manice

                                            RGG LIMITED PARTNERSHIP



                                                /s/ Robert G. Goelet*
                                            -------------------------
                                            By:   Robert G. Goelet
                                            Its:   General Partner

                                            ROBERT GARDINER GOELET



                                              /s/ Robert Gardiner Goelet*
                                            -------------------------------
                                            as Trustee of the Trust u/a dated
                                            July 27, 1935 f/b/o Robert G. Goelet

                                            PHILIP GOELET



                                            /s/ Philip Goelet*
                                            --------------------------
                                            Individually and as Trustee of (a)
                                            the Trust u/a dated August 26, 1930
                                            f/b/o Beatrice G. Manice; (b) the
                                            Trust u/a dated July 27, 1935 f/b/o
                                            Beatrice G. Manice; (c) the Trust
                                            u/w of Robert Walton Goelet f/b/o
                                            Beatrice G. Manice; (d) the Trust
                                            u/a dated August 26, 1930 f/b/o
                                            Robert G. Goelet; (e) the Trust
                                            u/a dated July 27, 1935 f/b/o
                                            Robert G. Goelet; (f) the Trust
                                            u/w of Robert Walton Goelet f/b/o
                                            Robert G. Goelet; (g) the Trust u/a
                                            dated July 27, 1935 f/b/o Francis
                                            Goelet; (h) the Trust u/a dated
                                            December 18, 1931 f/b/o John
                                            Goelet; (i) the Trust u/a dated
                                            July 27, 1935 f/b/o John Goelet; (j)
                                            the Trust u/w of Robert Walton
                                            Goelet f/b/o John Goelet; and
                                            (k) the Trust u/a dated September
                                            4, 1980, as amended, f/b/o Anne
                                            de La Haye Jousselin

                                            CHRISTOPHER GOELET


                                            /s/ Christopher Goelet*
                                            --------------------------------
                                            Individually and as Trustee of (a)
                                            the Trust u/a dated December 18,
                                            1931 f/b/o John Goelet; (b) the
                                            Trust u/a dated July 27, 1935 f/b/o
                                            John Goelet; and (c) the Trust u/w
                                            of Robert Walton Goelet f/b/o John
                                            Goelet

                                            GILBERT KERLIN



                                             /s/ Gilbert Kerlin*
                                             -------------------------------

                                            ARTHUR N. FIELD



                                              /s/ Arthur N. Field*
                                            ---------------------------

                                            HENRIETTA GOELET



                                            /s/ Henrietta Goelet*
                                            ---------------------------------
                                            As Trustee of the Trust u/a dated
                                            December 17, 1976 f/b/o
                                            grandchildren of John Goelet

                                            ALEXANDRA C. GOELET



                                             /s/ Alexandra C. Goelet*
                                            -------------------------------
                                            As Trustee of (a) the Trust u/a
                                            dated August 26, 1930 f/b/o Robert
                                            G. Goelet; (b) the Trust u/a dated
                                            July 27, 1935 f/b/o Robert G.
                                            Goelet; and (c) the Trust u/w
                                            Robert Walton Goelet f/b/o Robert
                                            G. Goelet

                                            ALEXANDRA GARDINER GOELET



                                            /s/ Alexandra Gardiner Goelet*
                                            -------------------------------
                                            as Trustee of the Trust u/a dated
                                            July 27, 1935 f/b/o Robert G. Goelet

                                            EDMOND DE LA HAYE JOUSSELIN



                                            /s/ Edmond De La Haye Jousselin*
                                            ------------------------------------
                                            As Trustee of (a) the Trust u/a
                                            dated August 26, 1930 f/b/o Beatrice
                                            G. Manice; (b) the Trust u/a dated
                                            July 27, 1935 f/b/o Beatrice G.
                                            Manice; (c) the Trust u/w of Robert
                                            Walton Goelet f/b/o Beatrice G.
                                            Manice; (d) the Trust u/a dated
                                            August 26, 1930 f/b/o Robert G.
                                            Goelet; (e) the Trust u/a dated
                                            July 27, 1935 f/b/o Robert G.
                                            Goelet; (f) the Trust u/w of Robert
                                            Walton Goelet f/b/o Robert G.
                                            Goelet; (g) the Trust u/a dated
                                            July 27, 1935 f/b/o Francis Goelet;
                                            (h) the Trust u/a dated December
                                            18, 1931 f/b/o John Goelet; (i)
                                            the Trust u/a dated July 27, 1935
                                            f/b/o John Goelet; (j) the Trust
                                            u/w of Robert Walton Goelet f/b/o
                                            John Goelet; and (k) the Trust u/a
                                            dated September 4, 1980, as amended,
                                            f/b/o Anne de La Haye Jousselin

                                            ROBERT S. RICH



                                            /s/ Robert S. Rich*
                                           ----------------------------------
                                           As Trustee of (a) the Trust u/a dated
                                           December 18, 1931 f/b/o John Goelet;
                                           (b) the Trust u/a dated July 27, 1935
                                           f/b/o John Goelet; (c) the Trust u/w
                                           of Robert Walton Goelet f/b/o John
                                           Goelet; and (d) the Trust u/a dated
                                           December 17, 1976 f/b/o grandchildren
                                           of John Goelet

                                            GOELET, LLC



                                             /s/ Robert W. Kiley
                                            --------------------------------
                                            By:  Robert W. Kiley
                                            Its: President and Chief
                                                 Operating Officer



                                                /s/ Mark Rosenbaum
                                            -----------------------------------
                                            By:  Mark Rosenbaum
                                            Its: Chief Financial Officer
                                                 and Treasurer

                                            *GOELET, LLC
                                            Attorney-in-fact




                                                /s/ Robert W. Kiley
                                            --------------------------------
                                            By:  Robert W. Kiley
                                            Its: President and Chief
                                                 Operating Officer



                                                /s/ Mark Rosenbaum
                                            ---------------------------------
                                            By:  Mark Rosenbaum
                                            Its: Chief Financial Officer
                                                 and Treasurer




** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C 1001 and 15 U.S.C 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

                                                                     SCHEDULE I


                Shareholder                                                   Weighted      Number
                -----------                                      Number of     Average    of Shares
                                                                Shares Sold    Price per   held after
                                                                ----------      Share     such Sales
                                                                              ---------   ----------

Robert G. Goelet, Philip Goelet, Edmond                            308,223     $25.49       697,047
de La Haye Jousselin, John H. Manice and
Pamela Manice, as Trustees under Agreement dated
August 26, 1930 for the
benefit of Beatrice G. Manice

Robert G. Goelet, Philip Goelet, Edmond                             99,072     $26.99       224,051
de La Haye Jousselin, John H. Manice and
Pamela Manice, as Trustees under
Agreement dated July 27, 1935 for the
benefit of Beatrice G. Manice

Robert G. Goelet, Philip Goelet, Edmond                             66,047     $27.01       149,367
de La Haye Jousselin, John H. Manice and
Pamela Manice, as Trustees of the Trust
under the Will of Robert Walton Goelet for the
benefit of Beatrice G. Manice

Alexandra C. Goelet, Philip Goelet and                                --         --       1,005,270
Edmond de La Haye Jousselin, as Trustees
under Agreement dated August 26, 1930 for the
benefit of Robert G. Goelet

Alexandra C. Goelet, Philip Goelet, Edmond de La                      --         --         323,123
Haye Jousselin, Alexandra Gardiner Goelet and
Robert Gardiner Goelet, as Trustees under Agreement
dated July 27, 1935 for the benefit of Robert G
Goelet

Alexandra C. Goelet, Philip Goelet, Robert G                          --         --          323,122
Goelet and Edmond de La Haye Jousselin, as Trustees
of the Trust under the Will of Robert Walton Goelet
for the benefit of Robert G. Goelet



                                 Page 28 of 29

               Shareholder                                                   Weighted      Number
                -----------                                      Number of     Average    of Shares
                                                                Shares Sold    Price per   held after
                                                                ----------      Share     such Sales
                                                                              ---------   ----------



Robert G. Goelet, Philip Goelet and Edmond de La                    99,072     $26.45       224,051
Haye Jousselin, as Trustees of the Trust under Agreement
dated July 27, 1935 for the benefit of Francis Goelet

Robert G. Goelet, Philip Goelet, Christopher                       171,893     $25.00       388,738
Goelet, Edmond de La Haye Jousselin and Robert S
Rich, as Trustees of the Trust under Agreement
dated December 18, 1931 for the benefit of John
Goelet

Henrietta Goelet and Robert S. Rich, as                             87,419     $25.00        67,237
Trustees of the Trust under Agreement
dated December 17, 1976 for the benefit
of grandchildren of John Goelet

Robert G. Goelet, Philip Goelet, Christopher                        73,668     $25.00       166,602
Goelet, Edmond de La Haye Jousselin and Robert S
Rich, as Trustees of the Trust under Agreement
dated July 27, 1935 for the benefit of John Goelet

Robert G. Goelet, Philip Goelet, Christopher                        21,390     $25.00       178,835
Goelet, Edmond de La Haye Jousselin and Robert S
Rich, as Trustees of the Trust under the Will of
Robert Walton Goelet for the benefit of John Goelet

RGG Limited Partnership                                               --         --         439,491

John H. Manice                                                      10,826     $25.59        24,482

Robert G. Goelet, Philip Goelet, Edmond de La Haye                    --         --          46,774
Jousselin and Amelia M. Berkowitz, as Trustees of
the Trust under Agreement dated September 4, 1980,
as amended, for the benefit of Anne de La Haye
Jousselin

Robert G. Manice                                                     3,846     $25.47         8,697

Robert G. Manice, as custodian for Henry W. Manice                     381     $25.47           863
under the New York Uniform Transfers to Minors Act



                                 Page 29 of 29

               Shareholder                                                   Weighted      Number
                -----------                                      Number of     Average    of Shares
                                                                Shares Sold    Price per   held after
                                                                ----------      Share     such Sales
                                                                              ---------   ----------

Robert G. Manice, as custodian for Emily P. Manice                     381     $25.47           863
under the New York Uniform Transfers to Minors Act

Robert G. Manice as custodian for Harriet W. Manice                    381     $25.47           863
under the New York Uniform Transfers to Minors Act

Amelia M. Berkowitz                                                  9,754     $27.59        22,060

Pamela Manice                                                       10,745     $25.00        24,299

Philip Goelet                                                       18,704     $25.00        42,298

Christopher Goelet                                                  18,198     $25.00        41,155

Gilbert Kerlin                                                        --         --         747,546

Arthur N. Field                                                       --         --           8,114
